UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42423

BRAZIL POTASH CORP.

(Translation of registrant’s name into English)

198 Davenport Road

Toronto, Ontario, Canada, M5R 1J2

Tel: +1 (416) 309-2963

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form  40-F

Entry into a Material Definitive Agreement

Securities Purchase Agreements

On October 17, 2025, Brazil Potash Corp., a corporation incorporated and existing under the laws of the Province of Ontario, Canada (the “Company”), entered into securities purchase agreements (the “Purchase Agreements”) with certain institutional and accredited investors for the purchase and sale of 9,450,000 common units (the “Common Units”) and 4,550,000 pre-funded units (the “Pre-Funded Units”) at a price of $2.00 per Common Unit and a price of $1.999 per Pre-Funded Unit in a private placement (the “Private Placement”).

Each Common Unit is comprised of one common share of the Company, no par value per share (the “Common Share”) and one common share purchase warrant to purchase one Common Share (the “Common Warrants”). Each Pre-Funded Unit is comprised of one pre-funded warrant to purchase one Common Share (the “Pre-Funded Warrants”) and one Common Warrant, for an aggregate of 9,450,000 Common Shares, Pre-Funded Warrants to purchase 4,550,000 Common Shares and Common Warrants to purchase 14,000,000 Common Shares. The Pre-Funded Warrants will have an exercise price of $0.001 per Common Share, be immediately exercisable and remain exercisable until exercised in full. The Common Warrants are immediately exercisable at an exercise price of $3.00 per Common Share and will expire in five years. The Common Shares and Common Warrants forming part of the Common Units and the Pre-Funded Warrants and Common Warrants forming part of the Pre-Funded Units are immediately separable and will be issued separately.

The Company consummated the first closing of the Private Placement on October 23, 2025, and issued 7,450,000 Common Units, consisting of 7,450,000 Common Shares and 7,450,000 Common Warrants, and 4,550,000 Pre-Funded Units consisting of 4,550,000 Pre-Funded Warrants and 4,550,000 Common Warrants. The gross proceeds from the first closing were approximately $24 million, before deducting estimated offering expenses and expenses payable by the Company. We anticipate a second closing of the Private Placement with another investor for approximately $4 million before deducting estimated offering expenses and expenses payable by the Company, which is expected to occur on or about October 24, 2025, subject to the satisfaction of customary closing conditions.

Pursuant to each Purchase Agreement, the Company has agreed not to issue or sell any additional Common Shares or securities that can be converted into Common Shares for 90 days after the registration statement filed pursuant to the Registration Rights Agreement, as such term is defined below, becomes effective. Additionally, pursuant to each Purchase Agreement, the Company has agreed during the same period, not to enter into any “Variable Rate Transaction,” which means a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive, additional Common Shares either (A) at a conversion price, exercise price or exchange rate or other price that is based upon, and/or varies with, the trading prices of or quotations for the Common Shares any time after the initial issuance of such debt or equity securities or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Shares or (ii) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit or an “at-the-market offering”, whereby the Company may issue securities at a future determined price, regardless of whether shares pursuant to such agreement have actually been issued and regardless of whether such agreement is subsequently canceled.

Pursuant to each Purchase Agreement, each of the Company’s officers and directors entered into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which they agreed not to sell, transfer, or otherwise dispose of any of their Common Shares (or any securities convertible into, exercisable for, or exchangeable for Common Shares) for a period of 90 days following the date of each Purchase Agreement.

The Company intends to use the proceeds of the Private Placement for working capital and other general corporate purposes.

Canaccord Genuity acted as lead placement agent for the Private Placement and Roth Capital Partners acted as co-placement agent for the Private Placement.

The Common Units (including the Common Shares and Common Warrants forming a part of the Common Units) and the Pre-Funded Units (including the Common Warrants and Pre-Funded Warrants forming part of the Pre-Funded Units) were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder, and have not been registered under the Securities Act, or applicable state securities laws. Accordingly, such securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

Registration Rights Agreement

On October 17, 2025, the Company also entered into registration rights agreements (the “Registration Rights Agreements”) with certain institutional and accredited investors. Pursuant to the Registration Rights Agreement, the Company agreed to file a registration statement covering the resale of the Common Shares and Common Shares issuable upon exercise of the Common Warrants and Pre-Funded Warrants (the “Registrable Securities”) within 20 business days of entry into the Purchase Agreement and cause such registration statement to be declared effective by the Securities and Exchange Commission (the “Commission”) no later than the earlier of (a) the 90th calendar day following the closing date of the Purchase Agreements and (b) the 5th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that initial registration statement will not be “reviewed” or will not be subject to further review (the “Effectiveness Deadline”).

The foregoing descriptions of the Purchase Agreements, Common Warrants, Pre-Funded Warrants, Lock-Up Agreements, and Registration Rights Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the forms of the Purchase Agreements, Common Warrants, Pre-Funded Warrants, Lock-Up Agreements, and Registration Rights Agreements which are filed as Exhibits 10.1, 4.1, 4.2, 10.2 and 10.3, respectively, to this Report on Form 6-K and are incorporated herein by reference.

Press Release

On October 17, 2025, the Company issued a press release announcing the Private Placement. A copy of the press release is attached hereto as Exhibit 99.1.

The information included in Exhibit 99.1, furnished herewith, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Exhibits Index

Exhibit No.	Description

4.1	Form of Common Warrant.

4.2	Form of Pre-Funded Warrant.

10.1	Form of Securities Purchase Agreement, dated October 17, 2025.

10.2	Form of Lock-Up Agreement.

10.3	Form of Registration Rights Agreement, dated October 17, 2025.

99.1	Press Release, dated October 17, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAZIL POTASH CORP.

Date: October 23, 2025	By:	/s/ Matthew Simpson
Name: Matthew Simpson
Title: Chief Executive Officer